Exhibit 1

Japan

This description of Japan is dated August 10, 2022, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2022.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
International Trade Agreements	6
THE ECONOMY	8
General	8
Summary of Key Economic Indicators	11
Gross Domestic Product and National Income	12
Industry	14
Energy	14
Price Indices	16
Labor	16
Aging Workforce and Population Decrease	19
FOREIGN TRADE AND BALANCE OF PAYMENTS	21
Foreign Trade	21
Balance of Payments	24
Foreign Exchange Rates	25
Foreign Direct Investment	25
FINANCIAL SYSTEM	28
The Bank of Japan and Monetary Policy	28
Government Financial Institutions	30
Private Financial Institutions	31
GOVERNMENT FINANCE	32
Revenues, Expenditures and Budgets	32
Tax Structure	37
Fiscal Investment and Loan Program	37
DEBT RECORD	38
JAPAN’S PUBLIC DEBT	38
INTERNAL DEBT	40
Direct Debt of the Japanese Government	40
EXTERNAL DEBT	44
Debt Guaranteed by the Japanese Government	44
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	45

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2022. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on August 5, 2022 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥133.31=$1.00, and the noon buying rate on July 29, 2022 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥133.25=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 125 million (estimated as of July 1, 2022). It has one of the highest population densities in the world and approximately 24.2% of its people (estimated as of October 1, 2021) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s rate of population decrease during the years 2017-2021 was 1.1%. Japan’s population decreased 0.5% during the 12 months ended October 1, 2021 (estimated as of October 1, 2021).

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 465 members and a House of Councillors having 248 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on October 14, 2021 and an election was held on October 31, 2021. 289 members were elected from single-member districts and 176 members were elected through a proportional representation process from 11 regional districts. Pursuant to a revision of the Public Offices Election Act in July 2018, the number of seats in the House of Councillors was increased to 248 from 242. The members are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2022, 124 members were elected, of which 50 members were elected through a proportional representation system and 74 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 124 members whose term expires in July 2025 and 124 members whose term expires in July 2028.

The following tables set forth the membership by political party of the House of Representatives as of July 8, 2022 and the House of Councillors as of August 4, 2022.

House of Representatives
Liberal Democratic Party	261
The Constitutional Democratic Party of Japan and the Independent	97
Nippon Ishin (Japan Innovation Party)	41
Komeito	32
Democratic Party For the People	11
Japanese Communist Party	10
Yushi no Kai	5
REIWA SHINSENGUMI	3
Independents	4
Vacancies	1

Total	465

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	118
The Constitutional Democratic Party of Japan and Social Democratic Party	39
Komeito	27
Nippon Ishin (Japan Innovation Party)	21
Democratic Party For the People and The Shin-Ryokufukai	12
Japanese Communist Party	11
REIWA SHINSENGUMI	5
Hekisuikai	2
NHK Party	2
Okinawa Whirlwind	2
Independents	9
Vacancies	0

Total	248

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is KISHIDA Fumio, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. KISHIDA Fumio was elected as Japan’s 100th Prime Minister on October 4, 2021, succeeding the former Prime Minister SUGA Yoshihide.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan signed an agreement to join the Trans Pacific Partnership, or TPP, on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. On March 8, 2018, Japan and ten other countries excluding the United States signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, pursuant to which each signatory country agreed to start the necessary preparations for the implementation of the TPP. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership entered into force for Japan, Mexico, Singapore, New Zealand, Canada, and Australia on December 30, 2018, for Vietnam on January 14, 2019 and for Peru on September 19, 2021. On February 1, 2021, the United Kingdom formally applied to join the TPP. Japan intends to facilitate the process of commencing negotiations with the United Kingdom pursuant to the application procedures under the TPP and in cooperation with the other members.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of April 2022, Japan had entered into a total of 21 EPAs (including the TPP) with 24 countries as well as the EU. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparties to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organization for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
1000km
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato City, Tokyo) 35° 39' 29" N 139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
0 100 200 300 400 500km
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Kunashiri Is.
Rebunto Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Takeshima
OKI ISLANDS
Kanazawa
Niigata
Nagano
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Hiroshima
Osaka
Fukuoka
Matsuyama
Hizen-Torishima Is.
Kagoshima
IZU ISLANDS
Hachijojima Is.
JAPAN
NORTH PACIFIC OCEAN
Yakushima Is.
EAST CHINA SEA
NANSEI ISLANDS
Torishima Is.
SENKAKU ISLANDS
Uotsuri Is.
Naha
Chichijima Is.
OGASAWARA ISLANDS
Yonaguni Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Minami-Iwoto Is.
The most eastern end of Japan
Minami-Torishima Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2017 Revised).

"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, caused the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (the “Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called “Overlapping Debt Problem”, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2011 in Thailand, one of Japan’s largest trading partners for both exports and imports. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation of the yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the former Prime Minister ABE Shinzo), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management. Other more recent Abenomics measures include the liberalization of electricity retail sales in April 2016 and the liberalization of gas retail sales in April 2017.

Additionally, in January 2013, the Government of Japan and the Bank of Japan (“BOJ”) issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, KURODA Haruhiko, former President of the Asian Development Bank, was appointed as governor of the BOJ. In April 2013, the BOJ announced its new quantitative and qualitative monetary easing policy, under which the BOJ is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. Nominal GDP increased by 1.2% during JFY 2021, and the annual growth rate of real GDP was 2.2%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015. Accordingly, the consumption tax rate was increased to 8% in April 2014. The increase in the consumption tax rate from 8% to 10% was postponed but introduced in October 2019. Due in part to this increase in the consumption tax, real GDP decreased during the fourth quarter of 2019 by 2.8% compared to the prior quarter. In addition to the increase in the consumption tax rate, as part of the tax reform, the statutory corporate income tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016 and to 29.74% for JFY 2018.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as the decline in the labor market due to the population aging and decreasing population, and the high levels of public debt and associated debt servicing payments.

In addition, in December 2019, the emergence of COVID-19 was reported in Wuhan, Hubei Province, China and COVID-19 has subsequently spread throughout the world, including in Japan. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency of international concern and, on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 pandemic is currently having an adverse impact on the global economy, the severity and duration of which is difficult to predict.

Economic activity in Japan has been significantly restricted by the COVID-19 pandemic and the measures implemented to slow the spread of the disease. Due primarily to the impact of the COVID-19 pandemic, real GDP decreased by 4.5% during JFY 2020 compared to the prior year. In response to this pandemic, the Japanese government and the BOJ have announced a number of fiscal, monetary and economic measures aimed at mitigating the resulting economic impact. While the COVID-19 pandemic is expected to continue to have a significant negative impact on the Japanese economy, the duration and extent of the economic impact of COVID-19 remain highly uncertain.

In order to slow the spread of COVID-19, the Japanese central and local governments have implemented a number of measures, including the declaration of multiple states of emergency by the Prime Minister of Japan. In addition, the emergence of a new COVID-19 variant in late 2021 prompted the Japanese government to re-impose international travel restrictions including closure of international borders to almost all foreign nationals and resulted in the introduction of certain other preventative measures. These restrictions had, and may further have in the future a severe impact on both business travel and inbound international tourism, an important and formerly growing sector of the Japanese economy. According to the Monthly Economic Report published by the Cabinet Office of Japan for July 2022 published on July 26, 2022, economic activity is recovering moderately as the impact of COVID-19 eases. Although many of the preventative measures such as restrictions on international travel have been recently relaxed, the number of infections continues to be high, and the duration and extent of the economic impact of COVID-19 still remain highly uncertain. Accordingly, additional restrictive measures may be imposed in the future, including the declaration of a state of emergency for all or parts of Japan, based on certain factors such as an increase in infection rates.

In addition, the global economy has recently been impacted by Russia’s large-scale military activity against Ukraine that was initiated in February 2022 and the related economic sanctions imposed on certain Russian entities and persons by many major countries. In particular, financial and commodity markets have experienced significant volatility and energy prices have sharply increased mainly due to concerns regarding disruptions in oil and natural gas supply. Depending on how the conflict develops and any additional economic sanctions imposed on Russia, economic conditions in Japan and globally may be negatively impacted for an uncertain period of time.

Summary of Key Economic Indicators

The following tables set forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021

	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.0%	0.1%	0.2%	-3.9%	1.2%
At Real Prices(a)	1.8	0.2	-0.7	-4.5	2.2
Total Revenues of Consolidated General and Special Accounts(b)	¥244,729	¥243,868	¥251,292	¥353,277	¥335,202
Total Expenditures of Consolidated General and Special Accounts(b)	229,389	226,661	232,905	305,846	327,800
Surplus of Consolidated Revenues over Consolidated Expenditures(b)	15,340	17,206	18,387	47,431	7,401
Public Debt	934,321	954,863	965,926	993,542	1,037,735

(a)	Real prices are based on calendar year 2015.

(b)	The data for JFY 2021 is the provisional results as of December 31, 2021.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2017	2018	2019	2020	2021

	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	2.8%	2.4%	2.4%	2.8%	2.8%
Consumer Price Index(a)	98.6	99.5	100.0	100.0	99.8
Annual Change	0.5%	1.0%	0.5%	0.0%	-0.2%
Corporate Goods Price Index(b)	98.4	101.0	101.2	100.0	104.5
Annual Change	2.3%	2.6%	0.2%	-1.2%	4.5%
Current Account regarding Balance of Payments	¥22,778	¥19,505	¥19,251	¥15,674	¥15,488
Official Foreign Exchange Reserves	$1,264	$1,271	$1,324	$1,395	$1,406

(a)	Calendar year 2020=100.

(b)	Calendar year 2020=100. Indices are calculated using the monthly averages.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

In December 2016, the methodology of calculating Japan’s GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistics standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes. In December 2020, the methodology of calculating Japan’s GDP was further revised to change the benchmark year for real prices from 2011 to 2015. Revised GDP figures based on this methodology were published for prior years starting from JFY 1994. The GDP figures set forth in the tables below reflect this revised methodology.

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2017 through JFY 2021. Nominal GDP increased by 1.2% during JFY 2021, and the annual growth rate of real GDP was 2.2%. While the duration and extent of the economic impact of COVID-19 remain highly uncertain, it is likely that the continued spread of COVID-19 will have a significant negative impact on the Japanese economy, including with respect to nominal and real GDP.

Gross Domestic Product(a)

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	Percentage of JFY 2021 GDP

	(yen amounts in billions)
Total Consumption
Private sectors	¥303,008	¥304,861	¥303,610	¥286,963	¥293,773	54.2%
Public sectors	107,707	109,093	111,837	113,706	117,199	21.6

	410,715	413,953	415,447	400,669	410,972	75.8
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	90,183	92,032	91,797	84,488	87,149	16.1
Residential Construction	21,255	20,528	21,397	19,832	20,914	3.9
Public sectors	27,687	28,391	29,300	30,909	28,971	5.3

	139,125	140,951	142,494	135,228	137,034	25.3
Additions to Business Inventories
Private sectors	1,748	2,220	1,316	80	694	0.1
Public sectors	89	-71	-5	-27	-30	-0.0

	1,838	2,149	1,311	53	664	0.1
Net Exports of Goods and Services	4,044	-749	-2,060	-433	-6,830	-1.3

Nominal Gross Domestic Expenditures	¥555,722	¥556,304	¥557,193	¥535,517	¥541,840	100.0%

Real Gross Domestic Expenditures(b)	¥553,215	¥554,260	¥550,512	¥525,726	¥537,359

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	31,346	33,864	34,329	29,402	32,723
Less: Imports of Goods and Services and Other Payments Abroad	11,026	12,153	12,483	10,241	11,006

	20,320	21,712	21,847	19,161	21,717

Gross National Income	¥576,042	¥578,015	¥579,039	¥554,678	¥563,557
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.0%	0.1%	0.2%	-3.9%	1.2%
At Real Prices(b)	1.8	0.2	-0.7	-4.5	2.2
Deflator(c)	0.2	-0.1	0.8	0.6	-1.0

(a)	GDP financial data are subject to change.

(b)	Real prices are based on calendar year 2015.

(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2022.

	Quarterly Gross Domestic Product(a)
	2020			2021				2022
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥512,462	¥539,065	¥546,470	¥542,711	¥545,117	¥539,383	¥541,157	¥541,970

Real Gross Domestic Expenditures(b)(c)	¥501,437	¥527,934	¥537,229	¥535,088	¥538,488	¥534,194	¥539,444	¥538,762

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	-7.3%	5.2%	1.4%	-0.7%	0.4%	-1.1%	0.3%	0.2%
At Real Prices(c)(d)	-7.9	5.3	1.8	-0.4	0.6	-0.8	1.0	-0.1
Deflator(e)	0.6	-0.1	-0.4	-0.3	-0.2	-0.3	-0.6	0.3

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2015.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years.

	Per Capita GDP
JFY	Amount (in thousands of yen)	Year-on-year change (%)
2016	¥4,293	0.9
2017	4,386	2.2
2018	4,400	0.3
2019	4,418	0.4
2020	4,259	-3.6

National Income

The following table sets forth national income for calendar year 2016 through calendar year 2020.

	National Income
	2016	2017	2018	2019	2020

	(yen amounts in billions)

Domestic Factor Income	¥374,254	¥380,613	¥380,856	¥377,886	¥356,955
Net Income from Abroad	18,943	20,461	21,289	21,816	19,516

National Income at Factor Cost	¥393,197	¥401,074	¥402,145	¥399,702	¥376,471

Percentage Changes of Income at Factor Cost from Previous Year	1.0%	2.0%	0.3%	(0.6)%	(5.8)%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2016 through calendar year 2020.

GDP by Industrial Sectors (at nominal prices)

	2016	2017	2018	2019	2020
Industry
Agriculture, forestry and fishing	1.1%	1.1%	1.0%	1.0%	1.0%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	20.3	20.4	20.6	20.1	19.7
Electricity, gas and water supply and waste management service	2.9	2.9	2.9	3.0	3.3
Construction	5.4	5.4	5.4	5.5	5.9
Wholesale and retail trade	12.9	13.0	12.7	12.4	12.6
Transport and postal services	5.2	5.3	5.3	5.3	4.3
Accommodation and food service activities	2.6	2.6	2.6	2.5	1.8
Information and communications	5.0	4.8	4.9	4.8	5.1
Finance and insurance	4.1	4.0	4.1	4.0	4.3
Real estate	11.9	11.8	11.7	11.8	12.2
Professional, scientific and technical activities	8.0	8.0	8.1	8.3	8.4
Public administration	4.9	4.9	4.9	5.0	5.2
Education	3.5	3.4	3.4	3.4	3.6
Human health and social work activities	7.7	7.6	7.7	7.8	8.2
Other service activities	4.1	4.1	4.0	4.0	3.7

Total	99.6%	99.5%	99.5%	99.1%	99.5%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2016 through JFY 2020.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2016	19,858	39.7%	25.4%	0.8%	23.8%	10.3%
2017	20,098	39.0	25.1	1.4	23.4	11.1
2018(b)	19,720	37.6	25.1	2.8	22.9	11.7
2019(b)	19,136	37.1	25.3	2.8	22.4	12.4
2020(b)	17,965	36.4	24.6	1.8	23.8	13.4

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for 2018 through 2020 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations.

The table below sets forth information regarding crude oil imports for JFY 2017 through JFY 2021.

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021
Volume of imports (thousand kilo-liters per day)	501	475	471	385	403
Cost of imports (c.i.f. in billions of yen)	¥7,283	¥8,721	¥7,980	¥4,057	¥8,017
Average price (c.i.f. in yen kilo-liters)	¥39,828	¥50,274	¥46,389	¥28,870	¥54,515

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Oil price has fluctuated significantly in recent years, reaching approximately ¥75,000 per kilo-liter in January 2014, then dropping below ¥37,000 per kilo-liter in February 2015, and increasing again to approximately ¥50,000 per kilo-liter in June 2015. In the first quarter of 2016, oil price dropped below ¥30,000 per kilo-liter due to oversupply and uncertainties regarding the Chinese economy. After the first quarter, oil price began increasing due to the mild recovery of the world economy and the OPEC agreement to reduce production. Although the oil price significantly declined soon after the outbreak of COVID-19 in 2020, below ¥20,000 per kilo-liter in May 2020, it has steadily increased since then, as the world economy has gradually recovered from the impact of COVID-19. Recently, the oil price has increased sharply to ¥95,880 per kilo-liter in June 2022, in part due to the conflict between Russia and Ukraine and the resulting disruption in the oil supply.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2016 through JFY 2020.

	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020

Electric power generating capacity(a):	(megawatts)
Fossil Fuel	194,669	193,462	193,026	189,784	191,758
Hydro-electric	50,117	50,014	50,037	50,033	50,033
Nuclear	41,482	39,132	38,042	33,083	3,308
Other	13,092	16,600	18,988	20,997	23,677

Total	299,362	299,209	300,093	293,897	298,550

Electric power generation:	(gigawatt-hours)
Fossil Fuel	877,016	861,435	823,589	792,810	789,725
Nuclear	17,300	31,278	62,109	61,035	37,011
Hydro-electric	84,570	90,128	87,398	86,314	86,310
Other	19,024	24,500	27,311	30,611	35,637

Total	997,911	1,007,341	1,000,409	970,771	948,979

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

On October 26, 2020, former Prime Minister SUGA Yoshihide declared that it intends to achieve carbon neutrality by 2050. To this end, Japan aims to reduce greenhouse gas emissions to virtually zero by 2050 and realize a decarbonized society. On December 25, 2020, the government developed formulated a “Green Growth Strategy Through Achieving Carbon Neutrality in 2050,” which sets high goals for 14 key fields across energy, transportation/manufacturing and home/office industries. This strategy makes explicit current challenges and future actions by priority field, and formulates action plans covering comprehensive policies in areas such as budgets, taxes, regulation reforms and standardization, and international collaboration. In addition, on June 9, 2021, the government decided on a regional decarbonization roadmap that outlines the process and concrete measures for transitioning to decarbonized society. Based on this roadmap, the Japanese government intends to propagate decarbonization throughout Japan by creating at least 100 decarbonization leading areas by FY2030 and implementing priority measures that will serve as the foundation for decarbonization throughout Japan, especially through an intensive five-year period of policy implementation. The administration of the current Prime Minister, KISHIDA Fumio, has succeeded the policy of the former Prime Minister, SUGA Yoshihide. The Japanese government announced the “Basic Policy on Economic and Fiscal Management and Reform 2022” on June 7, 2022, which intends to focus on investment in green transformation (GX).

Price Indices

The table below sets forth information concerning changes in Japan’s corporate goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2017	98.4	2.3	98.6	0.5
2018	101.0	2.6	99.5	1.0
2019	101.2	0.2	100.0	0.5
2020	100.0	-1.2	100.0	0.0
2021	104.5	4.5	99.8	-0.2

(a)	All commodities. Calendar year 2020=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2020=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees increased from 2004 to 2007 and decreased from 2008 to 2012. After recovering in 2013, the number of employees increased from 2014 to 2019, followed by a decrease in 2020, the first in eight years. In 2020, average employment was estimated at 67.1 million, of which 23.1% were employed in mining, manufacturing and construction, 3.2% were employed in agriculture, forestry and fisheries, and 73.8% were employed in services and other sectors. In 2021, the average employment was estimated at 67.1 million, of which 22.8% were employed in mining, manufacturing and construction, 3.1% were employed in agriculture, forestry and fisheries, and 74.1% in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. In 2020, the unemployment rate increased for the first time in eleven years. It ranged between 2.7% and 3.0% during 2021. The seasonally adjusted unemployment rate was 2.7% for February, 2.6% for March, 2.5% for April, 2.6% for May and 2.6%for June in 2022, the most recent five months for which statistics are available. Concerning short-term prospects, employment conditions in Japan are expected to continue to pick up while affected by the COVID-19 pandemic and the resulting disruption of business activities. However, both the duration and extent of the impact on employment in Japan remain highly uncertain.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2017	2.8
2018	2.4
2019	2.4
2020	2.8
2021	2.8

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)				Industrial Production Index(b)
	Index(c)		Annual % Change		Index	Annual % Change
2017	—	(d)	—	(d)	103.1	3.1
2018	101.6		1.4		104.2	1.1
2019	101.2		-0.4		101.1	-3.0
2020	100.0		-1.2		90.6	-10.4
2021	100.3		0.3		95.7	5.6

(a)	Calendar year 2020=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2015=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

(d)	Information on calendar year 2017 is not available.

The following table shows selected employment information by industry.

	2017	2018	2019	2020	2021

	(all figures in percentages, except as indicated)
Employed persons (in thousands of persons)	65,420	66,820	67,500	67,100	67,130
Employment by Industry:
Agriculture, forestry and fisheries	3.38%	3.41%	3.29%	3.17%	3.10%
Mining, manufacturing and construction	23.78	23.53	23.26	23.06	22.84
Services and other sectors	72.84	73.06	73.45	73.77	74.07

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2017	2018	2019	2020	2021

	(all figures in percentages)
Total	58.8%	60.0%	60.6%	60.3%	60.4%
Employment rate by age:
15 – 64 years old	75.3	76.8	77.7	77.3	77.7
15 – 24 years old	42.5	45.9	47.5	46.4	46.6
25 – 34 years old	83.6	84.8	85.3	85.1	86.0
35 – 44 years old	83.6	85.0	85.6	85.0	85.4
45 – 54 years old	85.1	85.7	86.4	86.0	86.0
55 – 64 years old	73.4	75.2	76.3	76.7	77.0
55 – 59 years old	81.0	81.7	82.3	82.2	82.1
60 – 64 years old	66.2	68.8	70.3	71.0	71.5
65 and over	23.0	24.3	24.9	25.1	25.1
65 – 69 years old	44.3	46.6	48.4	49.6	50.3
70 – 74 years old	27.2	30.2	32.2	32.5	32.6
75 and over	9.0	9.8	10.3	10.4	10.5
25 – 44 years old	83.6	84.9	85.5	85.0	85.7
Employment rate by gender:
Male	68.4	69.3	69.7	69.3	69.1
Female	49.8	51.3	52.2	51.8	52.2

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.
The following table shows employment data by type of employment.
	2017	2018	2019	2020	2021

	(in thousands of persons)
Employee (except for executive of company or corporation)	54,740	56,170	56,880	56,550	56,620
Regular employee	34,340	34,920	35,150	35,560	35,870
Non-regular employee	20,400	21,260	21,730	21,000	20,750

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Population aging and decrease have placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. They have an impact not only on the macro growth rate but also on consumption patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system continues to increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits have continuously increased and is expected to further grow. Population aging and decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2017	2018	2019	2020	2021

	Population (in thousands of persons)
Total	126,706	126,443	126,167	126,146	125,502
0 – 4 years old	4,909	4,838	4,758	4,541	4,389
5 – 9	5,251	5,184	5,101	5,114	5,038
10 – 14	5,432	5,392	5,351	5,376	5,357
15 – 19	5,995	5,907	5,820	5,706	5,580
20 – 24	6,228	6,330	6,388	6,320	6,263
25 – 29	6,291	6,223	6,240	6,384	6,379
30 – 34	7,112	6,936	6,752	6,714	6,556
35 – 39	7,884	7,694	7,551	7,498	7,354
40 – 44	9,443	9,093	8,718	8,476	8,173
45 – 49	9,457	9,666	9,802	9,868	9,732
50 – 54	8,156	8,360	8,567	8,738	9,252
55 – 59	7,592	7,651	7,711	7,940	7,824
60 – 64	7,804	7,591	7,523	7,442	7,391
65 – 69	9,921	9,368	8,709	8,236	7,869
70 – 74	7,749	8,234	8,686	9,189	9,672
75 – 79	6,738	6,932	7,241	7,065	6,712
80 – 84	5,293	5,347	5,328	5,404	5,563
85 – 89	3,396	3,514	3,612	3,742	3,872
90 – 94	1,582	1,674	1,761	1,811	1,904
95 – 99	405	439	479	500	537
100 and over	67	69	69	80	85
Regrouped
0 – 14 years old	15,592	15,415	15,210	15,032	14,784
15 – 64	75,962	75,451	75,072	75,088	74,504
65 and over	35,152	35,578	35,885	36,027	36,214
65 – 74 years old	17,670	17,603	17,395	17,425	17,540
75 and over	17,482	17,975	18,490	18,602	18,674

	Both sex
Age groups	2017	2018	2019	2020	2021

	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00
0 – 4 years old	3.87	3.83	3.77	3.60	3.50
5 – 9	4.14	4.10	4.04	4.05	4.01
10 – 14	4.29	4.26	4.24	4.26	4.27
15 – 19	4.73	4.67	4.61	4.52	4.45
20 – 24	4.92	5.01	5.06	5.01	4.99
25 – 29	4.97	4.92	4.95	5.06	5.08
30 – 34	5.61	5.49	5.35	5.32	5.22
35 – 39	6.22	6.08	5.98	5.94	5.86
40 – 44	7.45	7.19	6.91	6.72	6.51
45 – 49	7.46	7.64	7.77	7.82	7.75
50 – 54	6.44	6.61	6.79	6.93	7.37
55 – 59	5.99	6.05	6.11	6.29	6.23
60 – 64	6.16	6.00	5.96	5.90	5.89
65 – 69	7.83	7.41	6.90	6.53	6.27
70 – 74	6.12	6.51	6.88	7.28	7.71
75 – 79	5.32	5.48	5.74	5.60	5.35
80 – 84	4.18	4.23	4.22	4.28	4.43
85 – 89	2.68	2.78	2.86	2.97	3.09
90 – 94	1.25	1.32	1.40	1.44	1.52
95 – 99	0.32	0.35	0.38	0.40	0.43
100 and over	0.05	0.05	0.05	0.06	0.07
Regrouped
0 – 14 years old	12.31	12.19	12.29	11.92	11.78
15 – 64	59.95	59.67	59.50	59.52	59.36
65 and over	27.74	28.14	28.44	28.56	28.86
65 – 74 years old	13.95	13.92	13.79	13.81	13.98
75 and over	13.80	14.22	14.66	14.75	14.88

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fifth to China, the United States, Germany and the Netherlands in merchandise exports and ranking fourth to the United States, China, and Germany in merchandise imports among the IMF member countries in 2021.

In 2020, Japan had a trade surplus of ¥388 billion due to decrease in imports of mineral fuels because of the deterioration of resources and material market. Exports from Japan were negatively impacted in the first half of 2020 due to a decline in external demand caused by the COVID-19 pandemic, but showed signs of recovery after the latter half of the year. In 2021, Japan had a trade deficit of ¥1,669 billion due to an increase in imports including crude oil and non-ferrous metals, which was partially offset by an increase in exports including steel and automobile parts. However, the impact of the global COVID-19 pandemic and potential international trade disruptions resulting from the conflict between Russia and Ukraine on exports, imports and the overall trade balance is highly uncertain.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value Index(a)		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2017	103.5	96.1	105.9	102.9	97.8	93.4	104.7
2018	107.8	105.5	107.7	105.8	100.1	99.7	100.4
2019	101.7	100.2	103.0	104.6	98.8	95.9	103.0
2020	90.5	86.7	91.0	97.9	99.4	88.6	112.2
2021	109.9	108.1	102.1	102.8	107.7	105.1	102.5

(a)	Calendar year 2015=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2017		2018		2019		2020		2021

	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥886	1.1%	¥901	1.1%	¥886	1.2%	¥754	1.1%	¥862	1.0%
Metals and Metal Products	5,907	7.5	6,257	7.7	5,659	7.4	5,204	7.6	7,139	8.6
Machinery and Equipment:
Ships	1,322	1.7	1,368	1.7	1,493	1.9	1,142	1.7	1,050	1.3
Motor Vehicles	11,825	15.1	12,307	15.1	11,971	15.6	9,580	14.0	10,722	12.9
TV and Radio Receivers	107	0.1	117	0.1	116	0.2	89	0.1	96	0.1
Motorcycles	320	0.4	337	0.4	267	0.3	225	0.3	307	0.4
Scientific and Optical Instruments	2,416	3.1	2,314	2.8	2,130	2.8	1,968	2.9	2,322	2.8
Other(a)	34,143	43.6	35,501	43.6	32,700	42.5	29,532	43.2	35,803	43.1

Total Machinery and Equipment	50,133	64.0	51,944	63.8	48,678	63.3	42,536	62.2	50,300	60.5
Chemicals	8,192	10.5	8,922	10.9	8,739	11.4	8,534	12.5	10,554	12.7
Foods and Beverages	645	0.8	741	0.9	754	1.0	790	1.2	992	1.2
Other Exports(b)	12,524	16.0	12,714	15.6	12,216	15.9	10,581	15.5	13,244	15.9

Grand Total	¥78,286	100.0%	¥81,479	100.0%	¥76,932	100.0%	¥68,399	100.0%	¥83,091	100.0%

JAPAN’S IMPORTS
Foods and Beverages	¥7,018	9.3%	¥7,247	8.8%	¥7,192	9.1%	¥6,679	9.8%	¥7,380	8.7%
Raw Materials	4,725	6.3	4,992	6.0	4,861	6.2	4,682	6.9	6,932	8.2
Chemicals	7,567	10.0	8,550	10.3	8,163	10.4	7,859	11.6	9,732	11.5
Mineral Fuels:
Petroleum	7,155	9.5	8,906	10.8	7,969	10.1	4,646	6.8	6,929	8.2
Coal	2,570	3.4	2,812	3.4	2,528	3.2	1,708	2.5	2,762	3.3
Other(c)	6,115	8.1	7,576	9.2	6,453	8.2	4,900	7.2	7,279	8.6

Total Mineral Fuel	15,840	21.0	19,294	23.3	16,951	21.6	11,254	16.5	16,969	20.0
Machinery and Equipment	24,490	32.5	25,952	31.4	25,319	32.2	22,973	33.8	26,765	31.6
Other Imports(d)	15,740	20.9	16,669	20.2	16,114	20.5	14,564	21.4	16,982	20.0

Grand Total	¥75,379	100.0%	¥82,703	100.0%	¥78,600	100.0%	¥68,011	100.0%	¥84,761	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2017		2018		2019		2020		2021

	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	¥42,920	54.8%	¥44,736	54.9%	¥41,327	53.7%	¥39,220	57.3%	¥48,158	58.0%
China	14,890	19.0	15,898	19.5	14,682	19.1	15,082	22.1	17,984	21.6
(Asia NIES)	17,048	21.8	16,888	20.7	15,597	20.3	14,808	21.6	17,849	21.5
(ASEAN)	11,872	15.2	12,634	15.5	11,578	15.1	9,843	14.4	12,461	15.0
Oceania	2,301	2.9	2,402	2.9	2,053	2.7	1,688	2.5	2,194	2.6
Australia	1,796	2.3	1,886	2.3	1,580	2.1	1,295	1.9	1,675	2.0
North America	16,189	20.7	16,500	20.3	16,222	21.1	13,384	19.6	15,748	19.0
U.S.A.	15,113	19.3	15,470	19.0	15,255	19.8	12,611	18.4	14,831	17.8
Canada	1,076	1.4	1,029	1.3	968	1.3	773	1.1	917	1.1
Central and South America	3,154	4.0	3,399	4.2	3,221	4.2	2,285	3.3	3,086	3.7
Western Europe	9,053	11.6	9,389	11.5	9,010	11.7	7,651	11.2	8,851	10.7
EU(a)	8,657	11.1	9,209	11.3	8,955	11.6	6,460	9.4	7,668	9.2
Central and Eastern Europe, Russia etc.	1,475	1.9	1,719	2.1	1,757	2.3	1,514	2.2	1,946	2.3
Russia	674	0.9	805	1.0	783	1.0	628	0.9	862	1.0
Middle East	2,350	3.0	2,434	3.0	2,356	3.1	1,809	2.6	2,052	2.5
Africa	843	1.1	900	1.1	984	1.3	848	1.2	1,055	1.3

Total	¥78,286	100.0%	¥81,479	100.0%	¥76,932	100.0%	¥68,399	100.0%	¥83,091	100.0%

JAPAN’S IMPORTS
Asia	¥37,026	49.1%	¥39,218	47.4%	¥37,413	47.6%	¥34,678	51.0%	¥41,079	48.5%
China	18,459	24.5	19,194	23.2	18,454	23.5	17,508	25.7	20,377	24.0
(Asia NIES)	7,162	9.5	7,859	9.5	7,231	9.2	6,706	9.9	8,295	9.8
(ASEAN)	11,545	15.3	12,399	15.0	11,757	15.0	10,678	15.7	12,469	14.7
Oceania	4,969	6.6	5,659	6.8	5,587	7.1	4,359	6.4	6,412	7.6
Australia	4,365	5.8	5,053	6.1	4,958	6.3	3,831	5.6	5,734	6.8
North America	9,325	12.4	10,318	12.5	9,935	12.6	8,631	12.7	10,410	12.3
U.S.A.	8,090	10.7	9,015	10.9	8,640	11.0	7,454	11.0	8,903	10.5
Canada	1,226	1.6	1,295	1.6	1,286	1.6	1,169	1.7	1,499	1.8
Central and South America	3,156	4.2	3,226	3.9	3,169	4.0	2,998	4.4	3,673	4.3
Western Europe	9,421	12.5	10,370	12.5	10,394	13.2	9,021	13.3	10,819	12.8
EU(a)	8,757	11.6	9,718	11.8	9,722	12.4	7,832	11.5	9,422	11.1
Central and Eastern Europe, Russia etc.	2,308	3.1	2,546	3.1	2,333	3.0	1,843	2.7	2,367	2.8
Russia	1,551	2.1	1,723	2.1	1,561	2.0	1,145	1.7	1,549	1.8
Middle East	8,243	10.9	10,375	12.5	8,852	11.3	5,558	8.2	8,471	10.0
Africa	931	1.2	991	1.2	918	1.2	922	1.4	1,529	1.8

Grand Total	¥75,379	100.0%	¥82,703	100.0%	¥78,600	100.0%	¥68,011	100.0%	¥84,761	100.0%

Source: Press Releases, Ministry of Finance.

(a)	Data after February 2020 does not include the United Kingdom, as the United Kingdom exited the European Union (EU) on January 31, 2020.

Balance of Payments

In 2021, Current Account surplus decreased to ¥15,488 billion, mainly due to an increase in Imports under the influence of the energy price hike observed in the latter half of the year.

Balance of Payments of Japan

	2017	2018	2019	2020	2021

	(in billions of yen)
Current Account	¥22,778	¥19,505	¥19,251	¥15,674	¥15,488
Balance on Goods and Services	4,221	105	-932	-877	-2,562
Trade Balance	4,911	1,127	150	2,778	1,670
Exports (f.o.b.)	77,254	81,226	75,775	67,263	82,284
Imports (f.o.b.)	72,342	80,100	75,625	64,485	80,614
Services	-691	-1,021	-1,082	-3,655	-4,232
Primary Income(a)	20,684	21,403	21,553	19,121	20,478
Secondary Income(b)	-2,127	-2,003	-1,370	-2,570	-2,429
Capital Account	-280	-211	-413	-207	-420
Financial Account(c)	18,811	20,136	24,862	13,807	10,753
Assets	-10,738	-3,279	-9,883	-15,575	-20,336
Liabilities	-29,549	-23,415	-34,745	-29,382	-31,089
Net Errors and Omissions	-3,687	842	6,024	-1,659	-4,315

(a)

Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.

(b)

Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

(c)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Reserves Assets

As of December 31,	Gold(a)	Foreign Currency Reserves	IMF Reserve Position	SDRs (Special Drawing Rights)	Other Reserve Assets	Total

	(in millions of dollars)
2017	$31,897	$1,202,071	$10,582	$19,195	$538	$1,264,283
2018	31,531	1,208,958	11,464	18,484	538	1,270,975
2019	37,469	1,255,322	11,202	19,176	581	1,323,750
2020	46,526	1,312,160	15,147	20,215	632	1,394,680
2021	49,505	1,278,925	10,643	62,330	4,347	1,405,750

(a)	The valuation of gold reflects marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2017	2018	2019	2020	2021

Average (Central Rate)	¥112.13	¥110.40	¥108.99	¥106.73	¥109.89
High	118.18	114.55	112.24	112.18	115.45
Low	107.59	104.64	104.46	101.60	102.60

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)(a)

	2017	2018	2019	2020	2021

	(in billions of yen)
Manufacturing (total)(b)	¥1,016.6	¥1,188.5	¥606.7	¥331.3	¥1,356.8
Food	28.8	9.8	58.2	-43.9	-66.6
Textile	2.8	-4.2	2.7	4.2	6.2
Lumber and pulp	-0.1	0.4	2.3	0.9	8.8
Chemicals and pharmaceuticals	15.1	298.6	120.9	135.3	1,471.3
Petroleum	19.3	1.3	-93.7	7.2	5.1
Rubber and leather	0.1	-0.8	—	-0.6	-0.8
Glass and ceramics	11.0	2.0	-17.3	25.4	-5.1
Iron, non-ferrous, and metals	-1.1	7.3	12.1	2.9	10.2
General machinery	172.9	25.7	-53.0	21.0	13.7
Electric machinery	419.5	529.5	327.5	157.6	235.0
Transportation equipment	362.4	180.3	244.0	27.9	-329.3
Precision machinery	-31.3	2.7	-10.1	9.4	5.7
Non-manufacturing (total)(c)	32.8	-88.4	892.8	811.4	1,348.8
Farming and forestry	1.4	3.7	0.5	0.3	0.4
Fishery and marine products	—	1.7	0.9	1.2	1.1
Mining	18.5	3.3	4.2	1.5	5.4
Construction	3.4	-29.6	20.1	-1.4	9.8
Transportation	86.1	5.6	23.1	21.1	48.7
Communications	-74.9	-384.4	-30.7	13.8	424.6
Wholesale and retail	-599.6	-570.4	-680.9	-96.5	-240.3
Finance and insurance	171.1	702.1	1,301.1	743.3	929.7
Real estate	47.8	78.9	32.7	-28.9	-76.8
Services	270.7	10.5	137.8	87.7	61.3

Total	¥1,049.4	¥1,100.1	¥1,499.5	¥1,142.8	¥2,705.7

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment in Japan (by region)(a)

	2017	2018	2019	2020	2021

	(in billions of yen)
North America	¥436.9	¥642.1	¥1,386.2	¥318.5	¥747.3
Asia	341.4	-6.6	553.3	535.1	1,899.6
Europe	-150.1	-125.4	-688.2	334.4	-259.0
Other regions	421.2	590.0	248.0	-45.3	317.8

Total	¥1,049.4	¥1,100.1	¥1,499.5	¥1,142.8	¥2,705.7

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by industry)(a)

	2017	2018	2019	2020	2021

	(in billions of yen)
Manufacturing (total)(b)	¥6,209.9	¥6,365.9	¥11,344.9	¥1,588.4	¥4,192.2
Food	1,137.7	65.7	581.9	1,619.7	360.0
Textile	91.6	184.5	70.7	41.7	26.1
Lumber and pulp	44.8	171.9	138.7	255.7	50.8
Chemicals and pharmaceuticals	1,047.4	1,617.8	4,593.9	-3,449.0	1,101.5
Petroleum	21.1	67.7	20.5	25.0	23.0
Rubber and leather	105.9	192.4	213.1	79.9	-46.3
Glass and ceramics	170.3	222.8	233.9	144.0	27.6
Iron, non-ferrous, and metals	415.8	414.1	443.5	197.6	137.5
General machinery	1,036.6	834.9	714.4	-214.5	601.0
Electric machinery	684.7	1,036.2	1,391.7	1,420.5	1,452.8
Transportation equipment	947.0	1,219.6	2,437.3	1,205.8	145.7
Precision machinery	325.0	128.7	306.1	122.1	140.2
Non-manufacturing (total)(c)	12,251.3	9,643.5	14,013.7	8,626.3	11,917.8
Farming and forestry	-12.8	8.0	6.2	39.1	35.7
Fishery and marine products	5.7	7.4	3.7	0.3	-5.5
Mining	124.0	1,062.6	1,060.1	267.4	8.6
Construction	173.6	258.3	202.5	103.0	82.7
Transportation	133.3	242.4	239.9	122.8	137.5
Communications	2,636.5	4,179.4	636.0	-2,629.2	937.6
Wholesale and retail	3,194.1	1,508.7	6,311.8	3,709.0	3,517.3
Finance and insurance	3,691.8	2,826.4	4,018.4	5,500.5	5,858.8
Real estate	725.1	424.5	1,173.6	215.4	377.7
Services	1,013.8	-1,456.5	-189.7	610.0	274.3

Total	¥18,461.2	¥16,009.4	¥25,358.6	¥10,214.7	¥16,110.0

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by region)(a)

	2017	2018	2019	2020	2021

	(in billions of yen)
North America	¥5,244.5	¥2,192.4	¥5,551.2	¥5,916.7	¥6,609.0
Asia	4,480.9	5,570.2	5,540.7	3,392.5	5,052.9
Europe	6,275.8	5,157.9	11,603.4	-1,705.9	4,180.8
Other regions	2,460.0	3,088.8	2,663.3	2,611.4	267.3

Total	¥18,461.2	¥16,009.4	¥25,358.6	¥10,214.7	¥16,110.0

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of the end of March 2022, the BOJ had total assets of ¥736,254 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meeting. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the Fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about ¥35 trillion to about ¥101 trillion at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about ¥60-70 trillion. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about ¥50 trillion, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of about ¥1 trillion and about ¥30 billion, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about ¥80 trillion, ¥3 trillion and ¥90 billion, respectively. In order to maintain momentum towards 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions(a) (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about ¥80 trillion, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about ¥80 trillion, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about ¥3 trillion (decided further expansion to about ¥3.3 trillion and to about ¥6 trillion in April 2016 and July 2016, respectively) and about ¥90 billion, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about ¥2.2 trillion and about ¥3.2 trillion, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of “quantitative and qualitative monetary easing with yield curve control”, or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about ¥6 trillion and about ¥90 billion, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about ¥2.2 trillion and about ¥3.2 trillion, respectively. Finally, the BOJ announced its “inflation-overshooting commitment”, under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary for maintaining the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed CPI (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner. In July 2018, to maintain strong monetary easing, the BOJ decided to strengthen the framework for continuous strong monetary easing. The BOJ introduced forward guidance for policy rates and announced its intent to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including the effects of the consumption tax hike in October 2019. Also, it was announced that the yields may move upward and downward to some extent mainly depending on developments in economic activity and prices(b). In addition, with regard to ETFs and J-REIT unit purchases, the BOJ announced that it may increase or decrease the amount of purchases depending on market conditions. Further, in April 2019, to make its policy to persistently continue with strong monetary easing clearer, the BOJ clarified its forward guidance for policy rates: The BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including developments in overseas economies and the effects of the consumption tax hike.

Furthermore, on March 16, 2020, in response to the adverse impact of the global spread of COVID-19 on the Japanese economy, the BOJ announced its plan to further strengthen its monetary easing policy, including (1) ensuring ample supply of yen funding through active purchases of JGBs and the following measures as well as providing U.S. dollar liquidity, (2) the introduction of special operations to support companies under which the BOJ will extend zero-interest rate loans collateralized by corporate debt as well as increasing the upper limit for its purchases of commercial paper and corporate bonds by ¥2 trillion until the end of September 2020, resulting in an upper limit for its balance of outstanding commercial paper and corporate bonds of ¥3.2 trillion and ¥4.2 trillion, respectively and (3) an increase in the upper limit for its purchases of ETFs and J-REITs to ¥12 trillion and ¥180 billion, respectively. On April 27, 2020, given the increasingly severe situation due to impact of the spread of COVID-19, the BOJ decided to further enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, to be conducted through the end of September 2020, setting the maximum amounts of additional purchase to ¥7.5 trillion for each asset, (2) strengthening the BOJ’s Special Funds-Supplying Operations to Facilitate Financing in Response to the Novel Coronavirus (COVID-19), which were introduced and became effective in March 2020, and (3) further active purchases of JGBs and treasury discount bills. On June 18, 2021, the BOJ extended the duration of the Special Program to Support Financing in Response to the COVID-19 and the duration of purchase of commercial paper and corporate bonds, with an upper limit on the amount outstanding of about ¥20 trillion in total, until the end of March, 2022. On December 17, 2021, the BOJ announced that it would further extend the duration of a part of the Special Funds-Supplying Operations to Facilitate Financing in Response to COVID-19 until September 2022 but plans to gradually decrease the balance of commercial paper and corporate bonds to the pre-pandemic level (approximately ¥2 trillion yen and ¥3 trillion yen, respectively).

(a)

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

(b)	In case of rapid increases in the yields, the BOJ will purchase JGBs promptly and appropriately.

The following table sets forth the principal economic indicators relating to monetary policy from 2017 through 2021.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change

		(yen amounts in billions)
2017	352,883	458,104	17.2	973,993	4.0	475,148	3.2
2018	382,178	491,499	7.3	1,002,456	2.9	488,331	2.8
2019	396,404	509,008	3.6	1,026,203	2.4	500,517	2.5
2020	438,051	555,229	9.0	1,092,630	6.5	524,164	4.7
2021	521,752	643,496	16.2	1,162,696	6.5	536,936	2.4

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. On May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which the specific targeted timing for the full privatization of DBJ has been withdrawn and, taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures. Furthermore, on May 22, 2020, the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 29 of 2020) was promulgated, under which, the time limit of DBJ’s special investment operations has been extended by 5 years.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, as of February 8, 2022, the private banking system included four city banks, 13 trust banks, and 17 other banks, as well as 62 1st local banks as of May 1, 2021, 37 2nd local banks as of May 1, 2021 and the Saitama Resona Bank, which is categorized as neither a 1st nor 2nd local bank. In addition, 57 foreign banks had branches in Japan as of May 30, 2022.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (This target is achieved.);

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020; and

•	Steadily reducing the public debt to GDP ratio.

These targets were firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation”, or the fiscal consolidation plan, which the government believes would be an effective and concrete plan for achieving the primary surplus target by JFY2020, covering a five-year period (JFY2016-JFY2020). Under the fiscal consolidation plan, the government was committed to assessing the progress of reforming expenditure and revenue measures by using several benchmarks. However, the actual improvement in the primary balance was slower than the estimate under the “Plan to Advance Economic and Fiscal Revitalization”, or the Revitalization Plan, owing to more moderate growth in tax revenue than the initial assumption due to a decline in economic growth, as well as the impact of the postponement of the consumption tax rate hike to 10% from 8%, and the addition of supplementary budgets. Furthermore, in the “New Economic Policy Package”, the government revised the purposes of use of the tax revenue generated from the consumption tax rate hike in October 2019 to ensure stable fiscal resources in preparation for the human resources development revolution. Due to these factors, it was not possible to achieve the primary surplus target by JFY2020.

Given the changing population structure including as a result of the aging population and decreasing working population, it is necessary to strengthen the basis for the social security system by the time the baby-boomer generation starts reaching 75 years of age and to ensure establishment of a path for fiscal consolidation by the time every member of the baby-boomer generation reaches 75 years of age. From these viewpoints, the new fiscal consolidation targets were set in the “Basic Policy on Economic and Fiscal Management and Reform 2018” by the Cabinet on June 15, 2018, which aims for a primary surplus of the central and local governments by JFY2025 by steadily implementing economic revitalization and fiscal consolidation measures. At the same time, the government will firmly maintain its aim of steadily reducing the public debt to GDP ratio.

In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts in parallel with economic revitalization.

On April 7, 2020, the Prime Minister of Japan at the time, ABE Shinzo, announced Emergency Economic Measures to Cope with COVID-19 pandemic, which were further revised on April 20, 2020, including (i) measures to prevent the spread of infection and secure resources and infrastructure for medical treatment, (ii) measures to protect employment and support businesses including ensuring the availability of interest-free, unsecured loans, deferral of national taxes and social security premiums for affected businesses and cash payments to all residents in Japan and small and medium-sized businesses affected by COVID-19, (iii) demand stimulus measures to be implemented after the pandemic is contained targeting affected industries such as tourism, transportation, food services and entertainment as well as regional economic development, (iv) measures to develop a resilient economic structure including support for development of business supply chains, support for agricultural exports and domestic supply and promotion of digital technologies in education and business and (v) securing contingency funds to address COVID-19. On December 8, 2020, the Prime Minister of Japan at the time, SUGA Yoshihide, announced Comprehensive Economic Measures to Secure People`s Lives and Livelihoods toward Relief and Hope, including (i) containment measures for COVID-19 pandemic, (ii) measures to promote economic structural change and positive cycles for Post-Corona era, (iii) measures to secure safety and relief, including disaster prevention and mitigation and promotion of national land toughening and (iv) proper and timely implementation of the contingency funds for measures against COVID-19. In connection with these measures, the Diet approved three supplementary budgets for JFY 2020 in April and June 2020 and January 2021. The total expenditures from the general account increased to ¥175.7 trillion with these supplementary budgets. The expenditures increases in the supplementary budgets were largely financed through issuance of government bonds.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of September 2021, the government had 13 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2016 through JFY 2021, and the budget for JFY 2022.

Summary of Consolidated General and Special Accounts(a)

	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021 (Provisional results as of December 31, 2021)	JFY 2022 Initial Budget

	(in billions of yen)
REVENUES
Total Revenues, General Account	¥102,774	¥103,644	¥105,697	¥109,162	¥184,579	¥173,434	¥107,596
Total Revenues, Special Accounts	410,161	386,487	381,177	386,552	417,561	468,531	470,533
Less: Inter-Account Transactions(b)	253,522	245,402	243,007	244,423	248,863	306,764	306,597

Total Consolidated Revenues	¥259,413	¥244,729	¥243,868	¥251,292	¥353,277	¥335,202	¥271,533

EXPENDITURES
Total Expenditures, General Account	¥97,541	¥98,116	¥98,975	¥101,366	¥147,597	¥172,584	¥107,596
Total Expenditures, Special Accounts	395,361	374,150	368,936	374,170	404,519	460,056	467,282
Less: Inter-Account Transactions(b)	251,842	242,877	241,249	242,631	246,270	304,840	305,170

Total Consolidated Expenditures	¥241,061	¥229,389	¥226,661	¥232,905	¥305,846	¥327,800	¥269,708

Surplus of Consolidated Revenues over Consolidated Expenditures	¥18,353	¥15,340	¥17,206	¥18,387	¥47,431	¥7,401	¥1,824

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

(c)

As of the date of this Annual Report on Form 18-K, details for the revised budget for JFY 2022 are not available. For information in respect of the General Account and Special Accounts for the revised budget for JFY 2022, refer to the tables on pages 34 and 35.

Source: Budget, Ministry of Finance.

General Account

	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021 Revised Budget(a)	JFY 2022 Revised Budget(b)

	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥55,468	¥58,787	¥60,356	¥58,442	¥60,822	¥63,880	¥65,235
Carried-over Surplus	3,945	5,232	5,528	6,723	7,796	6,148	53
Government Bond Issues	38,035	33,555	34,395	36,582	108,554	65,655	39,627
Income from Operations	47	50	51	51	46	52	51
Gains from Deposition of Assets	384	278	268	226	293	245	252
Miscellaneous Receipts	4,895	5,741	5,098	7,139	7,068	6,619	5,080

Total Revenues	¥102,774	¥103,644	¥105,697	¥109,162	¥184,579	¥142,599	¥110,297

EXPENDITURES
Local Allocation Tax Grants, etc.	¥15,339	¥15,567	¥16,026	¥16,032	¥16,256	¥19,558	¥15,883
National Debt Service	22,086	22,521	22,529	22,286	22,326	24,705	24,346
Social Security	32,208	32,521	32,569	33,501	42,998	46,950	36,274
Public Works	6,710	6,912	6,913	7,610	8,413	8,066	6,058
Education and Science	5,598	5,703	5,748	5,911	9,194	8,114	5,390
National Defense	5,150	5,274	5,475	5,627	5,505	6,089	5,369
Former Military Personnel Pensions	335	286	241	202	169	145	122
Economic Assistance	743	651	642	653	763	669	511
Food Supply	1,140	1,181	1,122	1,121	1,498	1,775	1,270
Energy	973	969	973	1,049	1,027	1,266	876
Promotion of SMEs	430	319	525	779	16,257	4,147	171
Miscellaneous	6,830	6,211	6,212	6,596	23,190	15,614	7,009
Contingency funds for measures against the COVID-19	—	—	—	—	—	5,000	6,120
Contingencies	—	—	—	—	—	500	900

Total Expenditures	¥97,542	¥98,116	¥98,975	¥101,366	¥147,597	¥142,599	¥110,297

Surplus of Revenues over Expenditures	¥5,232	¥5,528	¥6,723	¥7,796	¥36,981	¥—	¥—

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2021 General Accounts are not available. Reflect the revised budget for JFY 2021 approved by the Diet on December 20, 2021.

(b)	As revised to reflect the revised budget for JFY 2022 approved by the Diet on May 31, 2022.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2016		JFY 2017		JFY 2018		JFY 2019		JFY 2020		JFY 2021 Revised Budget(a)		JFY 2022 Revised Budget(b)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Fiscal Investment and Loan Program	¥42,124	¥41,166	¥28,207	¥27,409	¥26,070	¥25,175	¥28,484	¥27,873	¥52,366	¥51,967	¥40,595	¥40,545	¥48,832	¥48,594
Government Bonds Consolidation Fund	198,994	195,911	191,227	188,134	186,158	183,082	186,970	183,878	188,973	185,921	242,212	242,212	245,798	245,798
Foreign Exchange Fund	2,948	70	2,808	70	3,101	85	3,599	160	3,133	234	2,465	1,079	2,491	1,147
Local Allocation and Local Transfer Tax	53,577	52,590	52,517	51,780	52,483	51,596	51,985	51,488	51,978	50,829	55,890	55,695	51,419	49,955
Measure for Energy	9,608	9,082	10,191	9,742	10,613	10,158	10,887	10,377	11,155	10,618	14,431	14,431	13,776	13,776
Pensions	90,142	85,786	90,158	87,413	91,700	89,464	93,209	90,919	94,591	91,804	96,610	96,610	96,912	96,912
Stable Supply of Foodstuff	940	820	979	842	970	814	968	851	926	821	1,225	1,216	1,342	1,341
Debt Management of National Forest and Field Service	329	329	342	342	349	349	356	356	363	363	360	360	355	355
Trade Reinsurance(c)	37	12	—	—	—	—	—	—	—	—	—	—	—	—
Automobile Safety	606	426	625	431	672	451	684	500	651	434	530	454	519	448
Labor Insurance	6,296	5,941	6,040	5,656	6,073	5,735	6,371	5,928	10,589	9,519	9,897	8,861	7,955	7,858
Reconstruction from the Great East Japan Earthquake	4,105	2,961	2,924	2,188	2,532	1,868	2,587	1,677	2,498	1,854	994	994	841	841
Others	456	267	469	143	456	158	452	164	218	149	184	156	190	154

Total Revenues and Expenditures(d)	¥410,162	¥395,361	¥386,487	¥374,150	¥381,177	¥368,936	¥386,552	¥374,170	¥417,561	¥404,519	¥465,500	¥462,721	¥470,540	¥467,289

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2021 Special Accounts are not available. Reflect the revised budget for JFY 2021 approved by the Diet on December 20, 2021.

(b)	As revised to reflect the revised budget for JFY 2022 approved by the Diet on May 31, 2022.

(c)	The account was abolished effective JFY 2017.

(d)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2016		JFY 2017		JFY 2018		JFY 2019		JFY 2020		JFY 2021 Revised Budget(a)		JFY 2022 Initial Budget(b)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Total	¥1,065	¥906	¥1,130	¥962	¥1,231	¥1,064	¥1,265	¥1,064	¥1,096	¥804	¥2,678	¥3,234	¥2,005	¥2,519

(a)

There were no revisions to the relevant information for Government Affiliated Agencies in the revised budget for JFY 2021 approved by the Diet on December 20, 2021. As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2020 Government Affiliated Agencies are not available.

(b)	There were no revisions to the relevant information for Government Affiliated Agencies in the revised budget for JFY 2022 approved by the Diet on May 31, 2022.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.1%, 40.9% and 5.1%, respectively, of the total central government taxes and stamp revenues in the JFY 2022 initial national account budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The statutory national corporate income tax rate was reduced from 23.4% in JFY 2016 to 23.2% in JFY 2018, except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation. The effective corporate income tax rate (national and local) was reduced from 29.97% in JFY 2016 to 29.74% in JFY 2018.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 59% of its expenditures under the revised budget for JFY 2022, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product having reached 218% at the end of JFY 2020. The ratio of long-term debt outstanding of central and local governments to gross domestic product is expected to be increased to 224% at the end of JFY 2021 and decreased to 220% at the end of JFY 2022. Such ratio may further increase in subsequent fiscal years due to the negative impact of COVID-19 on gross domestic product and additional government debt issued in connection with stimulus measures implemented in response to COVID-19. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, the consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of the further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, the then-current Japan Prime Minister ABE Shinzo announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. The consumption tax rate has been increased to 10% since October 1, 2019.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2022 is ¥18,886 billion. The sources of funds for the initial plan in JFY 2022 are Fiscal Loan (¥16,449 billion), Industrial Investment (¥326 billion), Government-Guaranteed domestic bonds (¥653 billion) and Government-Guaranteed foreign bonds (¥1,418 billion) and Government-Guaranteed long-term borrowings in foreign currencies (¥40 billion). The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies and incorporated administrative agencies.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. Classification of the table had been almost the same from JFY 1961 to JFY 2014. However, the classification became to be inappropriate for reflecting realities of recent FILP-target projects, it was revised in JFY 2015 by sorting out the classification or putting some classifications together.

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014

	(in billions)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022

	(in billions)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969	¥2,912	¥2,997	¥2,903	¥14,521	¥3,567
Agriculture, forestry and fisheries	318	280	322	339	573	604	590	759	699
Education	1,134	1,038	1,055	932	943	930	898	4,859	5,671
Welfare/medical care	772	773	811	670	627	541	477	2,042	1,044
Environment	50	61	61	64	61	33	54	57	93
Industry/innovation	834	939	864	822	919	1,019	1,166	1,213	1,009
Housing	849	742	621	541	461	546	521	792	815
Social capital	4,467	3,999	3,087	5,093	4,761	3,745	3,752	3,065	2,634
Overseas investment and loans	1,547	1,378	2,000	2,455	2,003	1,857	2,039	2,029	2,472
Others	2,460	1,964	1,477	1,243	1,204	849	821	11,568	884

Total	¥16,180	¥14,622	¥13,481	¥15,128	¥14,463	¥13,119	¥13,220	¥40,906	¥18,886

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

Outstanding General Bonds reached ¥991 trillion at the end of JFY 2021. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 46.0% under the revised budget for JFY 2021 and 35.9% under the revised budget for JFY 2022. The amount of General Bond issuances in the JFY 2022 revised budget is ¥39,627 billion and is less than the JFY 2021 revised budget level of ¥65,655 billion.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2017	934,321	—	153,492
2018	954,863	—	148,491
2019	965,926	—	148,614
2020	993,542	—	222,921
2021	1,037,735	—	203,572

As of March 31, 2022 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥24,081 billion and of various external obligations aggregating the equivalent of ¥6,990 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2022 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2022	¥111,368
2023	114,141
2024	74,373
2025	80,834
2026 to 2060	656,977

Total	¥1,037,694

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 14 Series (0.4-2.4%)	2007-2022	2048-2061	¥35,098,500
Interest-Bearing Treasury Bond — 30 years, 73 Series (0.3-2.9%)	1999-2022	2029-2051	151,208,242
Interest-Bearing Treasury Bond — 20 years, 124 Series (0.2-2.4%)	2002-2022	2022-2041	286,009,942
Interest-Bearing Treasury Bond — 15 years, 4 Series (variable rate)	2007-2008	2022-2023	2,837,800
Interest-Bearing Treasury Bond — 10 years, 43 Series (0.1-0.9%)	2012-2022	2022-2031	320,319,156
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 110 Series (variable rate)	2012-2022	2022-2032	9,615,467
Inflation-Indexed Bonds —10 years, 10 Series (0.005-0.2%)	2013-2022	2023-2031	11,465,067
Interest-Bearing Treasury Bond — 5 years, 19 Series (0.005-0.1%)	2017-2022	2022-2026	136,099,300
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 60 Series (0.05%)	2017-2022	2022-2027	946,956
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05%)	2019-2022	2022-2025	1,796,212
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.005-0.1%)	2020-2022	2022-2024	71,542,000
6% Bereaved Family Treasury Bond, 7 Series	2013-2019	2022-2028	1
6% Repatriation Treasury Bond, 1 Series	2014	2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	1
Non-interest Special Benefit Treasury Bond IV, 2 Series	2013-2016	2023-2026	4
Non-interest Special Benefit Treasury Bond X, 2 Series	2013-2016	2023-2026	19
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2021	2026	19
Non-interest Special Benefit Treasury Bond XVII, 3 Series	2012-2016	2022-2026	113
Non-interest Special Benefit Treasury Bond XXII, 6 Series(a)	2012-2017	2022-2027	564

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in millions)
Non-interest Special Benefit Treasury Bond XXVII, 7 Series(a)	2013-2021	2023-2031	19,401
Non-interest Special Benefit Treasury Bond XXIX, 1 Series	2021	2026	160
Non-interest Treasury Bond for Special Condolence XI, 1 Series	2020	2025	130,801

Total Bonds			¥1,027,089,728

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	8,758,222
Former National Centers for Advanced and Specialized Medical Care	2010	2023-2035	19,832
Special Account for Energy Policy (0.01-1.3%)	2009-2022	2022-2036	103,298
Special Account for Stable Food Supply (0.01-1.2%)	2010-2022	2023-2035	24,044
Special Account for National Forest Debt Management (0.0-0.06%)	1996-2022	2022-2033	1,143,754
Special Account for Motor Vehicle Safety (0.0-0.4%)	2003-2022	2023-2041	554,939
Total Borrowings			¥10,645,511

Total Direct Internal Funded Debt			¥1,037,735,239

(a)

The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 6 Series and for Non-interest Special Benefit Treasury Bond XXVII, 7 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because these bonds relate to “special benefit for the wives of the war dead, etc.”, for which benefit payments are high compared to other special benefits.

(b)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in millions)
1. Bonds
Treasury Discount Bills
Food Financing Bills	Non-interest bearing	2022	179,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2022	84,859,480
Petroleum Financing Bills	Non-interest bearing	2022	1,160,400
Treasury Bills, 22 Series	Non-interest bearing	2022-2023	69,096,640
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	3,690,438
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	39,942
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	52,004
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,637
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	57,463
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	58,876
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	3,264,900

Total Bonds			¥163,789,163

2. Borrowings
Special Account for Local Allocation Tax	0.000-0.05%	2022	¥30,112,295
Special Account of Pension	0.05%	2022	1,440,920
Special Account for Energy Policy	0.000%	2022-2023	8,229,822

Total Borrowings			¥39,783,037
Total Direct Internal Floating Debt			¥203,572,201

Total Direct Internal Debt			¥1,241,307,439

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-0.911%	2012-2021	2022-2031	¥735,000
Japan Expressway Holding and Debt Repayment Agency	0.001-2.700%	2006-2022	2022-2061	13,671,500
New Kansai International Airport Co., Ltd.	0.105-2.400%	2007-2019	2022-2029	247,100
Development Bank of Japan	0.001-2.200%	2007-2021	2022-2061	1,315,000
Deposit Insurance Corporation of Japan	0.001-0.100%	2018-2021	2022-2024	1,480,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.001%	2018-2021	2022-2025	800,000
The Corporation for Revitalizing Earthquake-Affected Business	0.001%	2017	2021	—
Private Finance Initiative Promotion Corporation of Japan	0.001-0.145%	2017-2021	2026-2027	88,000
Fund Corporation for the Overseas Development of Japan’s ICT and Postal Services Inc.	0.110%	2021	2031	10,000
Organization for Promoting Urban Development	0.020-0.699%	2013-2022	2023-2042	95,800
Central Japan International Airport Co., Ltd.	0.001-0.671%	2013-2022	2023-2042	154,500
Japan Finance Organization for Municipalities	0.001-2.200%	2007-2021	2022-2030	4,010,000
Japan Housing Finance Agency	0.001-0.265%	2021-2022	2026-2034	220,000

Total				¥22,826,900

2. Borrowings of Government-Affiliated Corporations

Incorporated Administrative Agency — Farmers Pension Fund	0%	2019-2022	2022-2024	¥202,200
Japan Railway Construction, Transport and Technology Agency	0%	2020	2021	—
Japan Oil, Gas and Metals National Corporation	0%	2021-2022	2022-2023	476,363
Banks’ Shareholdings Purchase Corporation	0%	2022	2023	180,000
Deposit Insurance Corporation of Japan	0%	2021-2022	2022-2023	25,500
Japan Investment Corporation	0%	2021	2022	150,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0%	2021	2022	200,000
The Corporation for Revitalizing Earthquake-Affected Business	0%	2021	2022	14,600
Organization for Promoting Urban Development	0%	2021	2025	5,500

Total				¥1,254,163
Total Internal Debt Guaranteed by the Japanese Government				¥24,081,063

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in thousands)
Japan Bank for International Cooperation	0.375-3.500%	2013-2022	2022-2031	$45,300,000
	0.375%	2021	2026	£250,000
Japan International Cooperation Agency	1.000-3.375%	2016-2021	2026-2031	$2,580,000
Development Bank of Japan	0.500-3.250%	2014-2021	2022-2031	$13,150,000
	4.750%	2007	2027	€700,000
	1.050-2.300%	1998-2006	2022-2028	¥280,000,000

Totals by currency				$61,030,000
				£250,000
				€700,000
				¥280,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2022.

Organization	Subscription Amount
(in USD millions)
International Monetary Fund	$42,606(a)
International Bank for Reconstruction and Development	23,280(b)
International Development Association	50,118(c)
International Finance Corporation	1,716(d)
Multilateral Investment Guarantee Agency	97(e)
International Fund for Agricultural Development	600(f)
Asian Development Bank	23,186(g)
African Development Bank	10,922(h)
African Development Fund	4,767(i)
European Bank for Reconstruction and Development	2,889(j)
Inter-American Development Bank	8,878(k)
Inter-American Investment Corporation	81(l)
Multilateral Investment Fund	655(m)

(a)	Equivalent of SDR 30,820.5 million as of March 31, 2022.

(b)	As stated in IBRD Financial Statements as of June 30, 2021.

(c)	As stated in IDA Financial Statements as of June 30, 2021.

(d)	As stated in IFC Financial Statements as of June 30, 2021.

(e)	As stated in MIGA Financial Statements as of June 30, 2021.

(f)	As stated in IFAD Financial Statements as of December 31, 2020.

(g)	As stated in ADB Financial Statements as of December 31, 2021.

(h)	As stated in AfDB Financial Statements as of December 31, 2021. Equivalent of UA 7,804 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2021. Equivalent of UA 3,406 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2020. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2021.

(l)	As stated in IIC Financial Statements as of December 31, 2021.

(m)	As stated in MIF Financial Statements as of December 31, 2020.